Exhibit 1

NEWS RELEASE

For Immediate Release

January 11, 2007

CanWest Awarded Third FM Radio Licence in the UK

Original FM brand to launch in Scotland

Winnipeg: CanWest Global Communications Corp. was today awarded a commercial radio licence to launch a third FM radio station in the United Kingdom. The new station, Original FM will be located in Aberdeen, a major coastal commercial centre in north east Scotland. Aberdeen is the centre of the UK North Sea petroleum industry and provides the new station with a potential audience of approximately 300,000 adults, many in the sought after high income demographic that is targeted by the Original FM format.

Original FM will provide Adult Alternative format, targeting a 35-59 age demographic and playing an eclectic mix of music from a wide range of artists, steering away from the narrow Top 20 format. As well, it will be the only station in the region offering 24 hour news coverage. No launch date has been announced.

“CanWest is excited about this further expansion of our radio operations in the UK,” said Tom Strike, President of CanWest MediaWorks International. “This licence will extend CanWest’s radio presence in the UK, which began with Original FM in Southampton, which launched on October 1, 2006 and a soon to be launched Original 106FM in Bristol, England.”

CanWest’s expanding radio presence will now include Scotland, alongside England, New Zealand and Turkey. In New Zealand, CanWest RadioWorks broadcasts to the entire country in a variety of formats under six different national radio brands. In Turkey CanWest recently acquired four radio stations, two of which have national coverage while the other two serve Istanbul, Turkey’s largest and most affluent urban market.

“We will continue to apply for additional radio licences in the UK, which will hopefully further expand our presence in that market,” added Leonard Asper, CanWest’s President and Chief Executive Officer.

This news release contains certain comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Malaysia, Turkey, the United Kingdom and the United States.

For further information, contact:

Deb Hutton

Senior Vice President, Corporate Communications

Ph: (416) 383 – 2442 or Email: dhutton@canwest.com